SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of march 2004

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date:   march 31, 2004

PERIODIC REPORT
FOR THE YEAR 2003

(As required in accordance with the Israel Securities Act, 1968)

PERIODIC REPORT FOR THE YEAR 2003

Name of Company:	RoboGroup T.E.K. Ltd.

Company Reg. No.:	52-003498-4

Address:	13 Hamelacha Street, Afeq Industrial Park, Rosh Ha’Ayin 48091, Israel (Regulation 25A)

Tel:	03-9004111 (Regulation 25A)

Fax:	03-9030994 (Regulation 25A)

Balance Sheet Date:	December 31, 2003 (Regulation 9)

Report Date:	March 30, 2004

REGULATION 9:	FINANCIAL REPORTS

The Annual Financial Statements of the Company dated December 31, 2003 are attached to the periodic report.

REGULATION 10:	DIRECTORS’ REPORT ON THE STATE OF THE COMPANY

The Directors’ Report is attached to the Financial Statements.

REGULATION 10A:	SUMMARY OF THE QUARTERLY PROFIT AND LOSS STATEMENTS

Summary of the Profit and Loss Statements of the Company are attached to the Directors’ Report.

REGULATION 10C:	USE OF THE PROCEEDS OF THE SECURITY ISSUE WITH RESPECT TO THE PROSPECTUS

None.

REGULATION 11:	LIST OF INVESTMENTS IN SUBSIDIARIES AND IN RELATED COMPANIES AS OF BALANCE SHEET DATE

COMPANY NAME *	TYPE OF SHARE	NO. OF SHARES	TOTAL AMOUNT OF PAR VALUE	COST ADJUSTED AS OF 31.12.03 NIS (K)	BALANCE SHEET VALUE ADJUSTED AS OF 31.12.03 NIS (K)	% HOLDING IN CAPITAL, % OF VOTING POWER AND RIGHT TO APPOINT DIRECTORS	BALANCE OF LOANS TO SUBSIDIARIES AS OF 31.12.03 NIS (K) (**)
Intelitek Inc.	Reg. US$ 100	500	US$ 50,000	11,480	3,794	100%	5,937
Eshed Robotec B.V.	Reg. HFL 1000	40	HFL 40,000	107	(690)	100%	-
Robotec Technologies Ltd.	Reg. NIS 1.00	(1)101	NIS 101	133	(130)	100%	1,069
Robotec Industries Ltd.	Reg. NIS 1.00	(2)99	NIS 99	-	-	100%	-
Computras Computerized Training Systems Ltd.	Reg. NIS 0.001 Voting NIS 0.001 Def. NIS 0.001	12,600 200 4,375	NIS 12.6 NIS 0.2 NIS 4.375	1,882	(1,538)	100%	-
Computras Marketing Training Systems (1988) Ltd.	Reg. NIS 1.00 Mgmt. NIS 1.00	100 100	NIS 100 NIS 100	478	689	100%	-
Yaskawa Eshed Technology Ltd.	Reg. NIS 1.00	3,000	NIS 3,000	4,071	9,671	50%	-
YET US Inc.	Reg. US$0.01	100	US$ 1	-	-	50%	-
MemCall Ltd.	Reg. NIS 1.00	200	NIS 200	-	-	78%	9,639
MemCall LLC.	Participation units	1,248,000	-	-	(18,955)	78%	9,474
MemCall Inc.	Reg. US$ 0.01	10,000	US$ 100	-	-	78%	-
Intelitek training systems (1989) Ltd.	Mgmt. NIS 10 Reg. NIS 10	8 169	NIS 80 NIS 1,690	239	(205)	100%	-

(1)	One share is held in trust.
(2)	One additional share held by Robotec Technologies Ltd.

(*)	All the shares of the subsidiary companies are not traded on a Stock Exchange.
(**)	The loans granted to the subsidiaries by the Company are as follows:
a.	A loan to Memcall LLC. is linked to the consumer price index.

b.	A loan to Robotec Technologies Ltd., is carrying interest rate charged by Bank Mercantile Discount Ltd. on “on-call” loans - whichever is higher.
c.	A loan to Intelitek Inc., is in US$ rate.

REGULATION 12:	CHANGES IN INVESTMENTS IN SUBSIDIARIES AND RELATED COMPANIES DURING THE PERIOD OF THE REPORT

DATE OF CHANGE	ESSENCE OF THE CHANGE	COMPANY NAME	TYPE OF SHARES	TOTAL AMOUNT OF PAR VALUE	NOMINAL COST (NIS) (K)	ADJUSTED COST (NIS) (K)
1.7.2003	Company registration	YET US Inc.	Common par value $0.01	US$1	-	-

REGULATION 13:	INCOME OF SUBSIDIARIES AND RELATED COMPANIES AND INCOME OF THE CORPORATION RECEIVED FROM THEM TO BALANCE SHEET DATE

COMPANY NAME	PROFIT (LOSS) BEFORE TAX (NIS) (K)	PROFIT (LOSS) AFTER TAX (NIS) (K)	THE COMPANY’S SHARE IN PROFIT (LOSS) AFTER TAX (NIS) (K)	DIVIDENDS UNTIL 31.12.03	MGMT FEES ADJUSTED UNTIL31.12.03 (NIS) (K)	INTEREST ADJUSTED UNTIL 31.12.03 (NIS)	INTEREST, DIVIDENDS MGMT FEES TILL 28.3.04
Intelitek Inc.	(3,314)	(3,314)	(3,047)	-	-	-	-
Eshed Robotec B.V.	(218)	(218)	(218)	-	-	-	-
Robotec Technologies Ltd.	(310)	(448)	(448)	-	-	52	-
Robotec Industries Ltd.	-	-	-	-	-	-	-
Computras Computerized Training Systems Ltd.	5	5	5	-	-	-	-
Computras Marketing Training Systems (1988) Ltd.	(18)	(18)	(18)	-	-	-	-
Yaskawa Eshed Technology Ltd.	(1,906)	(1,544)	(875)	-	228	-	-
YET US Inc.	-	-	-
MemCall Ltd.	-	-	-	-	-	-	-
MemCall LLC.	5,333	(5,333)	(5,333)	-	-	-	-
MemCall Inc.	-	-	-	-	-	-	-
Intelitek training systems (1989) Ltd.	73	73	73	-	-	-	-

REGULATION 14:	LIST OF LOAN BALANCES GIVEN TO DATE OF BALANCE SHEET, IF PROVIDING LOANS IS ONE OF THE MAIN FUNCTIONS OF THE CORPORATION

Provision of loans is not one of the Company’s main functions.

REGULATION 20:	TRADING ON THE TEL AVIV STOCK EXCHANGE - SECURITIES REGISTERED FOR TRADE - TIMES AND REASONS FOR HALTING TRADE

In the year of the report 13,200 ordinary shares, par value NIS 0.5 were registered for trading, following the exercise of options that were issued to employees of the Company and its subsidiaries pursuant to the Company’s employee stock option plan of 1998.

During the reported period there has been no halt in trading on the Tel Aviv Stock Exchange.

REGULATION 21:	PAYMENT TO SENIOR OFFICERS (NIS K)
1. Chief Executive Officer	810
2. Managing Director	1,014
3. Managing Director	899
4. General Manager of a business sector	519
5. General Manager of a business sector	503

REGULATION 22:	SALARIES AND BENEFITS

The salaries of the directors and the expenses associated with them (which do not exceed the normal) which were paid or which incurred a liability to pay for the year 2003 (adjusted) were NIS 2,937 thousand.

REGULATION 24:	SHARES AND CONVERTIBLE SECURITIES HELD BY INTERESTED PARTIES IN THE CORPORATION, IN THE SUBSIDIARIES, OR IN RELATED COMPANIES CLOSE TO THE DATE OF THE REPORT
INTERESTED PARTY	I.D. NO. - COMPANY REG. NO.	TYPE OF SECURITY	SECURITY NO. IN THE TEL AVIV STOCK EXCHANGE(2)	NO. OF SHARES HELD ON MARCH 28, 2003	% HELD IN CAPITAL, VOTING AND RIGHT TO APPOINT DIRECTORS
Arie Kraus (4)(5)	053919072	Reg. NIS 0.5	0266015	721,354(6)	6.4%
Noam Kra-Oz(4)(5)	052240322	Reg. NIS 0.5	0266015	688,145(6)	6.1%
Gideon Missulawin	05924886(3)	Reg. NIS 0.5	0266015	702,362	6.2%
Rafael Aravot(5)	052294170	Reg. NIS 0.5	0266015	878,042	7.8%
Menachem Zenziper(5)	007517949	Reg. NIS 0.5	0266015	1,227,960	10.1%
Haim Schleifer	052052040	Reg. NIS 0.5	0266015	701,412	6.2%
David Israel Rosen(5)	101939594(3)	Reg. NIS 0.5	0266015	900,200	8.0%

(2)	A part of the shares held by interested parties are traded over the counter in the United States.
(3)	Passport number.
(4)	Mr. Arie Kraus and Mr. Noam Kra-Oz are brothers.
(5)	Holdings together with family member.
(6)	Mr. Arie Kraus and Mr. Noam Kra-oz hold together 3,273 shares.

Remarks:
1.	On March 13, 2003, 1,270,000 registered options were allotted to directors and to the trustee for directors and employees of the Company and its subsidiaries. The options may be exercised into 1,270,000 ordinary registered shares of par value NIS 0.5 of the Company in consideration of a cash payment (per option) of the average market value of the share for the last 30 days prior to issuance of the option, and in accordance with the terms of and on the dates determined in the stock option plan for employees and directors. The plan was approved by the Company’s general shareholders meeting on December 17, 2002. The directors of the Company hold options under the said plans as follows:

Director’s name	Number of options	Holdings after full dilution*	Percentage of holdings after full dilution*
Rafael Aravot	90,000	968,042	7.7%
Haim Schleifer	90,000	791,412	6.3%
Noam Kra-Oz	90,000	778,145	6.2%
Gideon Missulawin	50,000	752,362	6.0%
Menachem Zenziper	50,000	1,277,960	10.1%
Arie Kraus	50,000	771,354	6.1%
Tami Gottlieb	50,000	50,000	0.4%
Amiram Dagan	50,000	50,000	0.4%
Alex Tal	50,000	50,000	0.4%

* In this respect, “full dilution” means assuming that 53,000 options which were allotted to a trustee under the 1998 stock option plan for employees of the Company and its subsidiaries, that have not been exercised as of the date of this report; 12,500 options allotted in 2001 to an interested party in the company; and 1,270,000 options allotted pursuant to the 2003 stock option plan for directors and employees, are all exercised.
2.	The aforesaid interested parties do not hold shares and/or convertible securities of the Company’s subsidiaries.
3.	The Company holds 494,321 of its own shares.

REGULATION 26:	THE COMPANY DIRECTORS

1.
1.	Name:	RAFAEL ARAVOT - I.D. No. 052294170
2.	Date of Birth:	1954
3.	Address:	9, Oranim Street, Ramat Ilan, Givat Shmuel
4.	Citizenship:	Israeli
5.	Membership in Directors Committees: Financial committee and MemCall committee.
6.	Outside Director: No
7.	Whether employed by the Company, subsidiaries, related companies or interested party: Yes
8.	Date appointed to Board of Directors: 9.22.1982
9.	Education and duties in the previous five years as well as additional companies in which he serves as director:
Graduate in Mechanical Engineering. Master’s in Business Administration Managing Director of the Company. Starting February 2001, Chief Executive Officer of the Company and Chairman of the Company’s Board of Directors.
Director of Yaskawa Eshed Technology Ltd; Director of MemCall Ltd. and MemCall LLC.
10.	Family relationship to an interested party in the Company: No

2.
1.	Name:	ACHINOAM KRA-OZ I.D. No. 052240322
2.	Date of Birth:	1954
3.	Address:	80 Herzl Street, Raanana
4.	Citizenship:	Israeli
5.	Membership in Directors Committees: No
6.	Outside Director: No
7.	Whether employed by the Company, subsidiaries, related companies or interested party: Yes
8.	Date appointed to Directorship: 12.12.1983
9.	Education and duties in the previous five years as well as additional companies in which he serves as director:
Graduate in Pharmacy. Joint Managing Director - Marketing of the Company. Starting February 2001 a Managing Director of the Company; Director of Intelitek Inc., Director of Yaskawa Eshed Technology Ltd, Director of Computras Computerized Training Systems Ltd., and Computras Marketing Training Systems (1988) Ltd., Director of Robotec Technologies Ltd., Director of Eshed Robotec B.V.
10.	Family relationship to an interested party in the Company: Yes - brother of Arie Kraus

3.
1.	Name:	HAIM SCHLEIFER - I.D. No. 052052040
2.	Date of Birth:	1954
3.	Address:	40 Ha-histadrut Street, Herzlia
4.	Citizenship:	Israeli
5.	Membership in Directors Committees: Member of the MemCall committee.
6.	Outside Director: No
7.	Whether employed by the Company, subsidiaries, related companies or interested party: Yes
8.	Date appointed to Directorship: 9.22.1982
9.	Education and duties in the previous five years as well as additional companies in which he serves as director:
Graduate in Electronics Engineering. Master’s Degree in Business Administration.
Joint Managing Director R&D and Pedagogical Dept of the Company, starting February 2001 Managing Director of the Company, Director of Eshed Robotec B.V., Director of MemCall Ltd. and of MemCall LLC.
10.	Family relationship to an interested party in the Company: No

4.
1.	Name:	GIDEON MISSULAWIN Passport No. 405924886
2.	Date of Birth:	1940
3.	Address:	20A Shpinoza Street, Ra’anana
4.	Citizenship:	South African
5.	Membership in Directors Committees: Member of the financial committee
6.	Outside Director: No
7.	Whether employed by the Company, subsidiaries, related companies or interested party: No
8.	Date appointed to Directorship: 12.12.1983
9.	Education and duties in the previous five years as well as additional companies in which he serves as director:
Graduate in Chemical Engineering, Master’s Degree in Business Administration.
Until February 2001 Active Chairman of the Company’s Board, Director in Vernon Investments Company Ltd., Director in NewCorp. Ltd. and a number of foreign companies, mainly in South Africa, some of which are family companies
10.	Family relationship to an interested party in the Company: No

5.
1.	Name:	MENACHEM ZENZIPER I.D. No. 007517949
2.	Date of Birth:	1944
3.	Address:	40 Yehuda Hanassi Street, Tel Aviv
4.	Citizenship:	Israeli
5.	Membership in Directors Committees: Member of the financial committee
6.	Outside Director: No
7.	Whether employed by the Company, subsidiaries, related companies or interested party: No
8.	Date appointed to Directorship: 12.12.1983
9.	Education and duties in the previous five years as well as additional companies in which he serves as director:
Graduate in Industrial Engineering and Management. Master’s Degree in Management Science.
Financial Director of the Company, Director of Zenziper Company for Import of Grain and Fodder Ltd.
10.	Family relationship to an interested party in the Company: No

6.
1.	Name:	ARIE KRAUS I.D. No. 053919072
2.	Date of Birth:	1956
3.	Address:	62 Pinkas Street, Tel Aviv
4.	Citizenship:	Israeli
5.	Membership in Directors Committees: Member of the MemCall Committee.
6.	Outside Director: No
7.	Whether employed by the Company, subsidiaries, related companies or interested party: No
8.	Date appointed to Directorship: 12.12.1983
9.	Education and duties in the previous five years as well as additional companies in which he serves as director:
Graduate in Production Engineering .Formerly – coordinator of the Company’s building project. Up to 1997 Manager at Shivrug Ltd. Director of MemCall Ltd. and MemCall LLC.
10.	Family relationship to an interested party in the Company: Brother of Ahinoam Kra-Oz

7.
1.	Name:	ALEX TAL I.D. No. 67165803
2.	Date of Birth:	1946
3.	Address:	30 Ha’hagana Street, Herzeliya.
4.	Citizenship:	Israeli
5.	Membership in Directors Committees: Member of the audit committee.
6.	Outside Director: No
7.	Whether employed by the Company, subsidiaries, related companies or interested party: No
8.	Date appointed to Directorship: 1.15.2001
9.	Education and duties in the previous five years as well as additional companies in which he serves as director:
Until January 2000 – Commander of Israel Navy . Formerly the manager of the business enterprise sector of the Company. Also serves as a director in several companies, Marine & oceanography advisor at Elul company and V.P Marine & Oceanography of Athena company
10.	Family relationship to an interested party in the Company: No

8.
1.	Name:	TAMI GOTTLIEB I.D. No. 54584198
2.	Date of Birth:	1957
3.	Address:	10 Hasharon St, Raanana
4.	Citizenship:	Israeli
5.	Membership in Directors Committees: Member of audit committee and financial committee
6.	Outside Director: Yes
7.	Whether employed by the Company, subsidiaries, related companies or interested party: No
8.	Date appointed to Directorship: 2.28.2002
9.	Education and duties in the previous five years as well as additional companies in which she serves as director:
Graduate in International Relations of the Hebrew University in Jerusalem; Master in Economics from the University of Indiana, USA; Manager in Investec Clali – Management and Underwriting Ltd.; Independent business development, investment banking and financial consultant; Director of Baran group LTD. , “Dan” Public Transportation Ltd, Credit Information Association Ltd., Leasing Building Company Ltd., Carmel Investments Group ltd., Director of Emilia Development Ltd., T.R.A. Radio Tel Aviv Ltd., Incredimail Ltd, The company for management of the provident funds of Discount Mercantile Bank.
10.	Family relationship to an interested party in the Company: No

9.
1.	Name:	AMIRAM DAGAN I.D. No. 52731510
2.	Date of Birth:	1954
3.	Address:	40, Ha’Arbel St, Alfei Menashe
4.	Citizenship:	Israeli
5.	Membership in Directors Committees: Member of Audit Committee
6.	Outside Director: Yes
7.	Whether employed by the Company, subsidiaries, related companies or interested party: No
8.	Date appointed to Directorship: 2.28.2002
9.	Education and duties in the previous five years as well as additional companies in which he serves as director:
Graduate of the Technion in Haifa , Master in Political Science and National Security from the University of Haifa, Master in Business Administration from Tel Aviv University. Was commander of Israel Air Force Systems Department, Vice President in Nice Systems Ltd., Presently – V.P. for Development and Operation of the Hetz Hakesef Company.
10.	Family relationship to an interested party in the Company: No

REGULATION 26A:	SENIOR OFFICER OF THE CORPORATION (NOT INCLUDED IN RULE 26)

(1)	Name:	MOSHE TUR-NER - I.D. No. 051638708
	Date of Birth:	1952
	Job Function:	Vice President.
	Job Function in subsidiary company or interested party: Director of Robotec Technologies Ltd. and Computras Computerized Training Systems Ltd.
	Not related to any other officer or interested party.
	Education: Master’s Degree in Business Administration.
Experience: From 2000 until April 2003 - Joint General Manager of the Education Sector of the Company; From February 1995 until April 2000 – General Manager of Robotec Technologies Ltd.
	1994 – General Manager of the Elbit subsidiary Elbit ATI
	Appointed as Vice President: May 2003.

(2)	Name:	JOSEF BIRAN - I.D. No. 008767402
	Date of Birth:	1946
	Job Function:	General Manager of the subsidiary Yaskawa Eshed Technology Ltd.
	Job Function in subsidiary company or interested party: General Manager of the subsidiary Yaskawa Eshed Technology Ltd.
	Not related to any other officer or interested party.
	Education: Graduate in Mechanical Engineering, Master of Business Administration.
	Experience: Until 12.31.96 – Vice President R&D and Operations of the Company.
	Appointed General Manager of Yaskawa Eshed Technology Ltd – 12.31.1996.

(3)	Name:	URI SELA I.D. No. 51832533
	Date of Birth:	1953
	Job Function:	Vice President of Sales and Marketing.
	Job Function in subsidiary company or interested party:-
	Not related to any other officer or interested party.
	Education: Graduate in Psychology, Master in Business Administration.
	Experience: VP marketing of Writ Technologies, VP Marketing of Mobile Economy.
	Appointed Vice President of Sales and Marketing.: 8.1.2003

(4)	Name:	HANAN EIBUSHITZ - I.D. No. 5407473
	Date of Birth:	1956
	Job Function:	Chief Financial Officer
Job Function in subsidiary company or interested party: CFO of the company and all of its subsidiaries
Not related to any other officer or interested party.
	Education:	Graduate in Industrial Engineering and Management, Master of Business Administration
Experience: VP Finance of Elbit Vision Systems
Appointed CFO: 11.25.2002

(5)	Name:	YEHUDA COHEN - I.D. No. 28649952
	Date of Birth:	1971
	Job Function:	Financial Controller
Job Function in subsidiary company or interested party: Financial Controller of the company and all of its subsidiaries
Not related to any other officer or interested party.
	Education:	Graduate in Economics and Accountants, Master of Business Administration.
Experience: Financial Manager of Life Person Israel., CPA in Ziv – Hefat Accountant firm.
Appointed Financial Controller: 12.1.2003

(4)	Name:	JOSEPH GINOSSAR- I.D. No. 55377071
	Date of Birth:	1958
	Job Function:	Internal Audior
Job Function in subsidiary company or interested party: None.
Not related to any other officer or interested party.
	Education:	Graduate in Economics and Accountants, Master of Business Administration.
Experience: Managing Partner of Fahn Kanne Control Management LTD.
Appointed Internal Controller: 1.5.2004

(5)	Name:	OPHRA LEVY-MILDWORTH I.D. No. 023872807
	Date of Birth:	1968
	Job Function:	Legal Counsel and Company’s Secretary
Job Function in subsidiary company or interested party: Legal Counsel and Secretary of the company and all its subsidiaries.
Not related to any other officer or interested party.
	Education:	Graduate in Law and Economics
Experience: Associate in the law firm of Lahav, Litvak-Abadi & Co.
Date appointed Legal Counsel and Company Secretary: 2.15.2001

REGULATION 27:	COMPANY ACCOUNTANTS
Chaikin, Cohen, Rubin and Gilboa, Kiryat Atidim, Building 4, Tel Aviv.

REGULATION 29:	DIRECTORS’ RECOMMENDATIONS AND RESOLUTIONS...

REGULATION 29A:	DIRECTORS’ RECOMMENDATIONS AND RESOLUTIONS....

Date: March 30, 2004	RoboGroup T.E.K. Ltd.

SIGNATORY	FUNCTION

1. RAFAEL ARAVOT	CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER	___________________

2. HAIM SCHLEIFER	JOINT MANAGING DIRECTOR AND DIRECTOR	___________________